SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

29 August 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07026470

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 August 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 28 August 2007 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. King Ho

dlw 9/17

E\tn\sa\SHMB-2Q-2007\ltr.doc2

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 28 AUGUST 2007 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 ON 4 SEPTEMBER 2007.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2007 in Malaysia on 28 August 2007. The unaudited financial statements of SHMB have been prepared in accordance with applicable approved accounting standards for entities other than private entities issued by the Malaysian Accounting Standards Board. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2007 in Malaysia on 28 August 2007. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Three months ended		Six months ended	
	30.6.2007	30.6.2006	30.6.2007	30.6.2006
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**90,239**	**70,727**	**187,707**	**150,038**
Operating profit before exceptional item	16,430	7,499	42,292	25,319
Exceptional item	–	–	–	–
Operating profit after exceptional item	16,430	7,499	42,292	25,319
Interest expense	(1,572)	(1,551)	(3,931)	(3,051)
Interest income	41	38	80	65
Share of results of an associated company	(927)	(1,519)	(1,261)	(2,172)
Profit before tax	**13,972**	**4,467**	**37,180**	**20,161**
Tax expense	(4,849)	(2,480)	(10,815)	(6,754)
Profit for the period	**9,123**	**1,987**	**26,365**	**13,407**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**8,202**	**1,130**	**23,912**	**11,078**
Minority interests	921	857	2,453	2,329
	9,123	**1,987**	**26,365**	**13,407**
Basic Earnings per Ordinary Share (sen)	1.86	0.26	5.43	2.52
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA - not applicable

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 27% in respect of the financial year ending 31 December 2007 (2006 interim dividend: 3 sen or 3% per ordinary share less tax at 28%) to be paid to the shareholders of SHMB on Friday, 23 November 2007.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHMB IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 August 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END